SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For August 9th 2005

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F |X|                       Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes |_|                              No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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                 Allianz AG: 2nd quarter 2005 Results

MUNICH, Germany

            Allianz AG: 2nd quarter 2005 Results

Allianz continued the positive trend in the second quarter of 2005. The results significantly exceed market expectations. Total revenues increased by 6.6 percent from 22.2 billion to 23.7 billion euros. The operating profit (1) increased by 18.8 percent from 2.00 billion euros to 2.37 billion euros and is therefore the key driver for net income. It increased by some 65 percent from 846 million (adjusted for goodwill amortization after tax (2)) to 1.39 billion euros compared to the prior year period. This included lower capital gains, falling impairments on investments and a lower tax rate.

All business segments contributed to this positive performance. The combined ratio again improved in Property and Casualty business from 92.1 percent in the first quarter to 89.8 percent in the second quarter of 2005 (second quarter 2004: 92.8 percent). Life insurance business and Asset Management continue to show double-digit growth rates for revenues benefiting from the strong demand for products related to retirement provision and wealth accumulation. A temporary weakness in the trading result for Banking business was compensated by cost reduction and a favorable development in loan loss provisions.

Shareholders' equity of the Allianz Group (excluding minority interests) increased compared with the year-end 2004 by more than 20 percent from 30.0 billion to 36.8 billion euros.

The extensive Interim Report for the 2nd quarter 2005 will be published on Friday, August 12, 2005.

(1) We define the operating profit as earnings from ordinary activities before taxation, excluding, as applicable for each respective segment, either all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non- operating income/(expense), acquisition-related expenses and amortization of goodwill. For a detailed description on how we measure operating profit and a reconciliation to profit before taxes and minorities, see analysts' presentation 'Group financial results Q1 2005', page 33. The document is available to download from www.allianz.com/ir (2) For a better comparison since goodwill for 2005 is no longer subject to scheduled amortization

All assessments are as always subject to the following cautionary statements.


Allianz AG
Koniginstr. 28
80802 Munchen
Deutschland

ISIN: DE0008404005 (DAX)
WKN: 840400
Listed: Amtlicher Markt in Berlin-Bremen, Dusseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, Munchen und Stuttgart; EUREX; Swiss Exchange; London; Paris; NYSE

Issuer's information/explanatory remarks concerning this ad hoc announcement:

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No obligation to update

The company assumes no obligation to update any information contained herein.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   ALLIANZ AKTIENGESELLSCHAFT


                                                   By: /s/ Dr. Reinhard Preusche
                                                       -------------------------
                                                       Dr. Reinhard Preusche
                                                       Group Compliance


                                                   By: /s/ Dr. Giovanni Salerno
                                                       -------------------------
                                                       Dr. Giovanni Salerno
                                                       Group Compliance

Date: August 09th 2005